MAYETOK INC.

March 31, 2009
By Facsimile Transmission (703) 813-6984 & Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Jerard T. Gibson, Attorney-Advisor

Re:	Mayetok Inc. Registration Statement on Form S-1 Filed February 25, 2009, amended on March 31, 2009 Registration Statement No. 333-157515

Dear Mr. Gibson:

Mayetok Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement  (the “Registration Statement”) so that such Registration Statement will become effective as of 9:00 a.m., April 3, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours, Mayetok Inc. By: /s/ Vladyslav Zaychenko Name: Vladyslav Zaychenko Title: President and Sole Director